Exhibit 99.1

News Release

Descartes Acquires BestTransport
Strengthens Transportation Management Footprint

WATERLOO, Ontario, August 21, 2019 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired BestTransport.com, Inc. (BestTransport), a cloud-based transportation management system (TMS) provider focused on flatbed-intensive manufacturers and distributors.

BestTransport has been connecting shippers and carriers to streamline transportation processes for more than 15 years. Shipper and carrier customers leverage BestTransport’s platform to more efficiently manage numerous shipments each year across North America and Europe. The company offers a full TMS suite of solutions from contract rate management through to load building, shipment execution and freight payment, with extensive capabilities for flatbed transportation moves.

“Moving goods in the flatbed market requires domain expertise and special equipment, and the associated transportation management processes have some unique characteristics,” said Andrew Roszko, EVP of Global Sales at Descartes. “BestTransport has built a great business by creating a platform that addresses these unique characteristics with solutions available for both shippers and carriers.”

“BestTransport, like Descartes, sees the value in creating a common platform for multiple constituents to collaborate and manage the lifecycle of shipments,” said Edward J. Ryan, Descartes’ CEO. “By combining BestTransport’s platform with our Global Logistics Network, we can offer additional solutions to the community, such as Descartes MacroPoint Visibility and Capacity Matching. We welcome the BestTransport team of domain experts and community of customers to Descartes.”

BestTransport is headquartered in Columbus, OH. Descartes acquired BestTransport for $US 11.2 million, net of working capital, satisfied from Descartes’ existing line of credit.

About Descartes Systems Group
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

looking statements") that relate to Descartes' acquisition of BestTransport and its solution offerings; the potential to provide customers with improved access to manage the lifecycle of all shipments, and other potential benefits derived from the acquisition and BestTransport’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, risks related to integration of BestTransport’s technology platform, including assumption of any IT security risk; operational risk of BestTransport’s business, including failure of internal controls; retention of key personnel of BestTransport; competitive threats to BestTransport’s business, including threat of new entrants; risk of negative response to the proposed transaction by Descartes’ business partners; failure to integrate BestTransport’s business on a timely basis or basis that achieves anticipated synergies or fails to maintain the value of its business; and other risks, factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com